UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update: _____

☐ Form C/A: Amendment to Offering Statement: _____
    Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer:

FirmTech Inc.

Legal status of issuer:

    Form: Corporation

    Jurisdiction of Incorporation/Organization: Delaware

    Date of organization: September 16, 2020

Physical address of issuer: 7446 Cottonwood Rd. Bozeman, MT 59718

Website of issuer: www.myfirmtech.com

Name of co-issuer

FirmTech I, a series of Wefunder SPV, LLC

Legal status of co-issuer:

    Form: Limited Liability Company

    Jurisdiction of Incorporation/Organization: Delaware

    Date of organization: June 21, 2023

Physical address of co-issuer: 4104 24th St, PMB 8113, San Francisco, CA 94114

Website of co-issuer: https://wefunder.com

Current number of employees: 1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	$1,652,413	$2,006,036.64
Cash & Cash Equivalents:	$46,162.73	$30,634.39
Accounts Receivable:	$0	$0
Short-term Debt:	$54,515.62	$32,264.23
Long-term Debt:	$1,094,000.00	$584,250
Revenues/Sales:	$461,730.73	$327,699.74
Cost of Goods Sold:	$144,671.72	$57,531.63
Taxes Paid:	$0	$0
Net Income:	$-1,223,377.46	$-917,509.09

APRIL 29, 2025

FORM C-AR

FIRMTECH, INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by FirmTech, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.myfirmtech.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2025

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form CAR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

FirmTech Inc. (the "Company") is a Delaware Corporation, formed on September 16, 2020.

The Company is located at 7446 Cottonwood Road, Bozeman, MT 59718.

The Company's website is www.myfirmtech.com.

The information available on or through our website not part of this Form C-AR.

FirmTech I, a series of Wefunder SPV, LLC (the "Co-Issuer") is a Delaware Limited Liability Company, formed on June 21, 2023.

The Co-Issuer is located at 4104 24th St., PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is wefunder.com.

The information available on or through our website is not part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

FirmTech is the world's first sexual health that focuses on better sexual health through innovative, smart wearables that provide previously unobtainable data, which is objective, personal, and actionable.

RISK FACTORS

Risks Related to the Company's Business and Industry

A purchase of the FirmTech's commons stock should be considered a long-term investment. There is no public market for the Shares, nor is one expected to develop as a result of this offering. Purchaser must be prepared to hold the Shares indefinitely and should not expect to be able to liquidate this investment even in an emergency or for any other reason.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

FirmTech is continuing to develop its product lines. In the development stage, the business is subject to the problems, expenses, difficulties, complications and delays normally associated with business ventures in the development stage and there can be no assurance as to FirmTech's profitability in the future. The purchase of shares, as any investment in any development stage company, involves a high degree of risk, including, but not limited to, the substantial risk of loss of your entire investment in the FirmTech.

Future investors may require changes to the governance or other provisions of FirmTech's Certificate of Incorporation which may be substantive and significant in nature. Any purchaser may not have any opportunities or ability to opine on or influence such changes but upon the purchaser becoming a stockholder of FirmTech, the purchaser will be bound by such changes. The Board and the officers of FirmTech appointed by the Board in its discretion are collectively responsible for the management and operations of FirmTech. As a result, the Board is in a position to control in its sole discretion virtually all aspects of FirmTech's operations (other than solely certain specific items requiring the consent of or approval of the stockholders of FirmTech).

FirmTech may be subject to regulation under existing laws in various jurisdictions. As a result, the effect of regulation on FirmTech or its customers or the industries in which it or they operate may, in turn, materially and adversely impact FirmTech's business, financial condition and results of operations. FirmTech may also be subject to regulations by countries other than the United States. Foreign governments may impose restrictions on the use or import of the FirmTech's products that could materially and adversely impact FirmTech's business, financial condition and results of operations. Changes in current laws or regulations or the imposition of new laws or regulations in the United States or elsewhere could also materially and adversely impact FirmTech's business, financial condition and results of operations.

Current global economic conditions may adversely affect FirmTech's business and results of operations. The global credit and financial markets have been experiencing extreme disruptions in recent months, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. There can be no assurance that there will not be further deterioration in credit and financial markets and confidence in economic conditions. The current adverse global economic conditions and tightening of credit in financial markets, as well as higher unemployment rates, may result in lower revenues from product sales as end-customers cut back on discretionary spending. FirmTech may also experience longer payment cycles from FirmTech's customers, as they manage their accounts payable in an effort to preserve cash. In addition, financial difficulties experienced by FirmTech's partners, suppliers or customers could result in product delays, increased accounts receivable defaults and inventory challenges. FirmTech is unable to predict the likely duration and severity of the current disruptions in the credit and financial markets and adverse global economic conditions, and if the current uncertain economic conditions continue or further deteriorate, FirmTech's business and results of operations could be materially and adversely affected.

FirmTech relies or will rely primarily on a combination of patents, copyrights, trademarks, trade secret laws, contractual provisions and licenses to protect its intellectual property. There is no guarantee that FirmTech will be able to obtain or maintain official registration of any of the foregoing in any jurisdiction, or that FirmTech would be successful in any action brought to enforce or defend any of the foregoing in any jurisdiction. Employees, consultants, customers and strategic partners have access to FirmTech's proprietary and confidential information and/or have assisted directly in its development. Any misuse or misappropriation of this intellectual property could have an adverse impact on the Company's business. FirmTech takes steps to control access to, and the distribution of its proprietary information. FirmTech cannot guarantee, however, that such safeguards will protect its intellectual property and other valuable competitive information or that it will be able secure adequate protection in all jurisdictions in which it intends to do business. Despite FirmTech's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of FirmTech's products or obtain and use information that FirmTech regards as proprietary.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS
Description of the Business

FirmTech's mission is to create products that provide better sex and health for everyone. Using our innovative wearables, people can assess the vital signs of their sexual health, which are also critical indicators of their cardiovascular health and the side effects of common medications, In addition, these products are designed to heighten pleasure, reduce anxiety and build confidence.

Business Plan – The Company

FirmTech is developing a full collection of "Better Sex, Better Health" products that will empower adults of all genders to assess the intersection between their sexual wellness and overall health, medications and habits, while heightening their sexual performance and pleasure. With four successful products, and several more in the pipeline, FirmTech wants to be a market leader in progressive SexTech in the next five years.

Business Plan—The Co-Issuer

WeFunder (the "Co-Issuer") was formed by or on behalf of the Company in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Companies in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act. In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Companies;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company; Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders with regard to: Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Tech Ring	Innovative wearable erection ring that: (1) tracks sexual performance and nocturnal erections; and (2) provides overview of general wellness and sexual health	Everyone who is interested in sexual health. All men. Institutions, including urologists and men's health clinics.
Performance Ring	Erection ring without the tech features.	Everyone who is interested in sexual health. All men. Institutions, including urologists and men's health clinics.
Max PR	Erection ring with a tighter fit without the tech features.	Everyone who is interested in sexual health. All men. Institutions, including urologists and men's health clinics.
Ring Mate	Vibrator that may be attached to any of FirmTech's erection rings or that may be used for solo pleasure.	Everyone who is interested in sexual health. All women.

Competition

FirrmTech's main competitors include Eddie by Giddy and Adam Health.

Supply Chain and Customer Base

FirmTech's products are manufactured in Taiwan and the Philippines. The materials used are also sourced abroad.

FirmTech's products are used by doctors, researchers, and individuals who are interested in improving, tracking and monitoring their sexual health and erectile fitness. Revenue is generated from direct-to-consumer sales through our website, retail sales through Amazon, as well as wholesale and distribution agreements both domestically and abroad.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
3187878	ERECTILE FITNESS DEVICE	Utility	Jan 27, 2023		Canada
EP23153747.3	ERECTILE FITNESS DEVICE	Utility	Jan 27, 2023		European Union
MX a 2023 001240	ERECTILE FITNESS DEVICE	Utility	Jan 27, 2023		Mexico
17/587,158	ERECTILE FITNESS DEVICE	Utility	Jan 28, 2022		United States
D1,004,116	ERECTILE DEVICE	Design	Aug 25, 2021	Nov 07, 2023	United States
DM/240447	Sex toy	International Design Registration	Sep 19, 2024		Int'l - Canada, European Union, Mexico, United Kingdom, United States

Trademarks

Application or Registration #	Goods/Services	Mark	File Date	Registration Date	Country
Reg. No. 6,881,032	Constriction rings for use in maintaining penile rigidity in men with erectile dysfunction; health, wellness, and sexual stimulation device, namely, electronic ring device for men that tracks, monitors, and quantifies erectile	FIRMTECH	Mar 24, 2021	Oct 18, 2022	United States

	health and stamina and penile data related to sexual functions and health conditions				
Reg. No. 7,306,214	Constriction rings for use in maintaining penile rigidity; penile constriction rings for use in monitoring health of penile rigidity in men and to enhance physical and mental wellness and sexual stimulation, pleasure, and duration; fitness, wellness, and sexual stimulation devices, namely, penile ring devices with electronic tracking functions for monitoring and quantifying penile rigidity data	FIRMTECH TECH RING	May 23, 2022	Feb 13, 2024	United States
Reg. No. 7,288,593	Constriction rings for use in maintaining penile rigidity; penile constriction rings designed to vary in size for a customized fit for use in maintaining penile rigidity; penile constriction rings for use in maintain penile rigidity and to enhance physical and mental wellness and		May 23, 2022	Jan 23, 2024	United States

	sexual stimulation, pleasure, and duration; penile constriction rings for use in monitoring health of penile rigidity; fitness, wellness, and sexual stimulation devices, namely, penile ring devices with electronic tracking functions for monitoring and quantifying penile rigidity data				
Int'l Reg. No. 1736931	Fitness, wellness, and sexual stimulation monitoring device with electronic tracking functions for monitoring, measuring, and quantifying health and sexual wellness, namely, blood flow and blood pressure, pelvic floor contractions, body temperature, and mucus viscosity; fitness, wellness, and sexual stimulation monitoring device for tracking blood flow for health and sexual wellness; adult sexual stimulation aids for aiding copulation, masturbation, and sexual arousal,	FEMMETECH	May 23, 2023	May 23, 2023	World Intellectual Property Organization

	namely, air-powered suction and oscillation devices, mechanical tongues, clitoral stimulation devices, kegel biofeedback devices; sex toys, namely, vibrators and body massage apparatus for promoting sexual excitement and enhancement of pleasure; sex toys, namely, vibrators and body massage apparatus for promoting sexual health and wellness; structural parts and fittings for the aforesaid goods.				
Reg. No. 1,288,256	Fitness, wellness, and sexual stimulation monitoring device with electronic tracking functions for monitoring, measuring, and quantifying health and sexual wellness, namely, blood flow and blood pressure, pelvic floor contractions, body temperature, and mucus viscosity; fitness, wellness, and sexual stimulation	FEMMETECH	May 23, 2023	May 23, 2023	Canada

	monitoring device for tracking blood flow for health and sexual wellness; adult sexual stimulation aids for aiding copulation, masturbation, and sexual arousal, namely, air-powered suction and oscillation devices, mechanical tongues, clitoral stimulation devices, kegel biofeedback devices; sex toys, namely, vibrators and body massage apparatus for promoting sexual excitement and enhancement of pleasure; sex toys, namely, vibrators and body massage apparatus for promoting sexual health and wellness; structural parts and fittings for the aforesaid goods				
Int'l Reg. No. 1736931	Fitness, wellness, and sexual stimulation monitoring device with electronic tracking functions for monitoring, measuring, and quantifying health and sexual wellness, namely,	FEMMETECH	May 23, 2023	May 23, 2023	European Union

	blood flow and blood pressure, pelvic floor contractions, body temperature, and mucus viscosity; fitness, wellness, and sexual stimulation monitoring device for tracking blood flow for health and sexual wellness; adult sexual stimulation aids for aiding copulation, masturbation, and sexual arousal, namely, air-powered suction and oscillation devices, mechanical tongues, clitoral stimulation devices, kegel biofeedback devices; sex toys, namely, vibrators and body massage apparatus for promoting sexual excitement and enhancement of pleasure; sex toys, namely, vibrators and body massage apparatus for promoting sexual health and wellness; structural parts and fittings for the aforesaid goods				
Int'l Reg. No. 1736931	Fitness, wellness, and sexual	FEMMETECH	May 23,	May 23, 2023	United Kingdom

		2023		
	stimulation monitoring device with electronic tracking functions for monitoring, measuring, and quantifying health and sexual wellness, namely, blood flow and blood pressure, pelvic floor contractions, body temperature, and mucus viscosity; fitness, wellness, and sexual stimulation monitoring device for tracking blood flow for health and sexual wellness; adult sexual stimulation aids for aiding copulation, masturbation, and sexual arousal, namely, air-powered suction and oscillation devices, mechanical tongues, clitoral stimulation devices, kegel biofeedback devices; sex toys, namely, vibrators and body massage apparatus for promoting sexual excitement and enhancement of pleasure; sex toys, namely, vibrators and body massage				

	apparatus for promoting sexual health and wellness; structural parts and fittings for the aforesaid goods				
Int'l Reg. No. 1704724	Constriction rings for use in maintaining penile rigidity in men with erectile dysfunction; health, wellness, and sexual stimulation device, namely, electronic ring device for men that tracks, monitors, and quantifies erectile health and stamina and penile data related to sexual functions and health conditions.	FIRMTECH	Nov 29, 2022	Nov 29, 2022	World Intellectual Property Organization
Reg. No. 1,248,965	Constriction rings for use in maintaining penile rigidity in men with erectile dysfunction; health, wellness, and sexual stimulation device, namely, electronic ring device for men that tracks, monitors, and quantifies erectile health and stamina and penile data related to sexual functions and health conditions.	FIRMTECH	Nov 29, 2022	Nov 29, 2022	Canada
Int'l Reg.	Constriction rings	FIRMTECH	Nov	Nov 29,	European

No. 1704724	for use in maintaining penile rigidity in men with erectile dysfunction; health, wellness, and sexual stimulation device, namely, electronic ring device for men that tracks, monitors, and quantifies erectile health and stamina and penile data related to sexual functions and health conditions.		29, 2022	2022	Union
Int'l Reg. No. 1704724	Constriction rings for use in maintaining penile rigidity in men with erectile dysfunction; health, wellness, and sexual stimulation device, namely, electronic ring device for men that tracks, monitors, and quantifies erectile health and stamina and penile data related to sexual functions and health conditions.	FIRMTECH	Nov 29, 2022	Nov 29, 2022	United Kingdom
Reg. No. 2596587	Constriction rings for use in maintaining penile rigidity in men with erectile dysfunction; health, wellness, and sexual stimulation device,	FIRMTECH	Nov 29, 2022	Nov 29, 2022	Mexico

	namely, electronic ring device for men that tracks, monitors, and quantifies erectile health and stamina and penile data related to sexual functions and health conditions.				
Int'l Reg. No. 1844020	Downloadable software in the nature of a mobile application for monitoring, tracking, and quantifying human biometric data; downloadable computer application software for smartphones and mobile applications, namely, software for monitoring, tracking, and quantifying human biometric data; wearable activity trackers; wearable electronic proximity sensors with embedded contact tracing software for monitoring, tracking, and quantifying human biometric data among wearers.	FIRMTECH	Feb 05, 2025	Feb 05, 2025	World Intellectual Property Organization
Int'l Reg. No. 1844020	Downloadable software in the nature of a mobile application for	FIRMTECH	Feb 05, 2025	Feb 05, 2025	European Union

	monitoring, tracking, and quantifying human biometric data; downloadable computer application software for smartphones and mobile applications, namely, software for monitoring, tracking, and quantifying human biometric data; wearable activity trackers; wearable electronic proximity sensors with embedded contact tracing software for monitoring, tracking, and quantifying human biometric data among wearers.				
Int'l Reg. No. 1844020, designating UK	Downloadable software in the nature of a mobile application for monitoring, tracking, and quantifying human biometric data; downloadable computer application software for smartphones and mobile applications, namely, software for monitoring, tracking, and	FIRMTECH	Feb 05, 2025		United Kingdom

	quantifying human biometric data; wearable activity trackers; wearable electronic proximity sensors with embedded contact tracing software for monitoring, tracking, and quantifying human biometric data among wearers.				
Appln. No. 98/726,385	Downloadable software in the nature of a mobile application for monitoring, tracking, and quantifying human biometric data; Downloadable computer application software for smartphones and mobile applications, namely, software for monitoring, tracking, and quantifying human biometric data; Wearable activity trackers; Wearable electronic proximity sensors with embedded contact tracing software for monitoring, tracking, and quantifying human biometric data among wearers	FIRMTECH	Aug 30, 2024		United States

Reg. No. 7,329,601	Headwear	MAKE AMERICA FIRM AGAIN	Feb 15, 2023	Mar 12, 2024	United States
Appln. No. 98/953,019	Device with electronic tracking functions for monitoring, measuring, and quantifying health and sexual wellness; monitor for tracking blood flow for health and sexual wellness; adult sexual stimulation devices for aiding copulation, masturbation, and sexual arousal; vibrators and body massagers for promoting sexual excitement and enhancement of pleasure; vibrators and body massagers for promoting sexual health and wellness; parts and fittings for the aforesaid goods	MYFEMMETECH	Jan 11, 2025		United States
Appln. No. 98/848,875	Devices for aiding in sexual arousal, intercourse, and masturbation; adult sexual stimulation aids for aiding copulation, masturbation, and sexual arousal, namely, electric and non-electric vibrators and vibrators combined	RINGMATE	Nov 12, 2024		United States

with penile constriction rings; sex toys, namely, electric and non-electric vibrators and vibrators combined with penile constriction rings; sex toys, namely, electric and non-electric vibrators and body massage apparatus for promoting sexual excitement and enhancement of pleasure; structural parts and fittings for the aforesaid goods					

Governmental/Regulatory Approval and Compliance

The Company is registered with the FDA under owner/operator number 10084566 pursuant to regulation number 876.5020. However, because our current products are general wellness devices, and not medical devices, we are exempt from certain FDA regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7446 Cottonwood Rd., Bozeman, MT, 59718.

The Company conducts business in North America, South America, Asia, African, Europe, and Australia.

DIRECTORS OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Elliot Justin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and CEO
9/16/2020 - Current
Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Start Up Entrepreneur
Medical Consultant
Physician

Education
BA, Harvard University
MD, Boston University School of Medicine

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Elliot Justin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder and CEO
9/16/2020 - Current
Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Start Up Entrepreneur
Medical Consultant
Physician

Education
BA, Harvard University
MD, Boston University School of Medicine

Name

Rachael Kierych

All positions and offices held with the Company and date such position(s) was held with start and ending dates
General Counsel
9/16/2020 - Current
Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Attorney

Education
BA, University of Texas
JD, Fordham University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 1 employee in the state of Montana.

CAPITALIZATION AND OWNERSHIP
Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of Security	Common Stock
Amount outstanding	5,000
Voting Rights	Yes
Anti-Dilution Rights	No

Type of Security	Convertible Notes
Amount outstanding	$1,495,000
Voting Rights	No
Anti-Dilution Rights	No

The total amount of outstanding debt of the company is $1,495,000.00.

Type of Debt	Convertible Note
Name of creditor	Elliot Justin
Amount outstanding	$100,000
Interest rate and payment schedule	10%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	12/2/24
Other material terms	N/A

Type of Debt	Convertible Notes
Name of creditor	Elliot Justin
Amount outstanding	$50,000
Interest rate and payment schedule	10%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	1/9/25
Other material terms	N/A

Type of Debt	Convertible Notes
Name of creditor	Elliot Justin
Amount outstanding	$50,000
Interest rate and payment schedule	10%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	1/17/25
Other material terms	N/A

Type of Debt	Convertible Notes
Name of creditor	Elliot Justin
Amount outstanding	$50,000
Interest rate and payment schedule	10%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	2/7/25
Other material terms	N/A

Type of Debt	Convertible Notes
Name of creditor	Elliot Justin
Amount outstanding	$25,000
Interest rate and payment schedule	10%
Amortization schedule	N/A

Describe any collateral or security	None
Maturity date	3/29/25
Other material terms	N/A

Type of Debt	Convertible Notes
Name of creditor	Elliot Justin
Amount outstanding	$270,000
Interest rate and payment schedule	10%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	6/30/25
Other material terms	N/A

Type of Debt	Convertible Notes
Name of creditor	Elliot Justin
Amount outstanding	$280,000
Interest rate and payment schedule	10%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	9/30/25
Other material terms	N/A

Type of Debt	Convertible Notes
Name of creditor	Elliot Justin
Amount outstanding	$50,000
Interest rate and payment schedule	10%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	11/26/25
Other material terms	N/A

Type of Debt	Convertible Notes
Name of creditor	Elliot Justin
Amount outstanding	$200,000
Interest rate and payment schedule	10%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	3/31/26
Other material terms	N/A

Type of Debt	Convertible Notes
Name of creditor	Elliot Justin
Amount outstanding	$250,000
Interest rate and payment schedule	10%
Amortization schedule	N/A

Describe any collateral or security	None
Maturity date	6/30/26
Other material terms	N/A

Type of Debt	Convertible Notes
Name of creditor	Elliot Justin
Amount outstanding	$170,000
Interest rate and payment schedule	10%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	9/05/26
Other material terms	N/A

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration used or Public Offering
Common Stock	17	$77,550	Marketing, Engineering, and Research and Development	2023	Regulation CF
Common Stock	3,87	1,347,338.33	Marketing, Engineering, and Research and Development	2022	Regulation D
Common Stock	196	$410,000	Marketing, Engineering, and Research and Development	2021	Regulation D
Convertible Notes		$100,000	Marketing, Engineering, and Research and Development	2022	Regulation D
Convertible Notes		$775,000	Marketing, Engineering, and Research and Development	2023	Regulation D

Convertible Notes		$620,000	Marketing, Engineering, and Research and Development	2024	Regulation D

Ownership of the Company

Elliot Justin is the majority owner of the Company holding 51.2%, with the remaining shareholders holding the following ownership percentages: Selah Group LLC, 25%; other accredited 7.92%; and FirmTech I, a series of Wefunder SPV, LLC, .34%. The remaining shares are allocated to employees or in reserve.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Elliot Justin	51.2%
Selah Group LLC	25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

As of December 31, 2024, Company has been financed with $74,700 in debt. Our equity crowdfunding campaign raised $77,550. We were not profitable in 2024 and had an average net burn rate of $102,139 per month for Fiscal Year 2024. The Company, however, achieved profitability in February 2025.

Liquidity and Capital Resources

The Company has the following sources of capital in addition to the proceeds from the 2023 Regulation CF Offering: Outside of the equity crowdfunding offering, the company is revenue generating, capitalized by its Founder and CEO, and in discussions with angel investors and applies to new funding sources continually.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future: Future material capital expenditures will be used towards marketing and for the development of the TechRing V2 and the female product, Clitique.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PARTIES AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has conducted the following transactions with related persons: Elliot Justin.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Elliot Justin_____
(Signature)

_Elliot Justin_____
(Name)

Founder and CEO_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Rachael Kierych_____
(Signature)

Rachael Kierych_____
(Name)

General Counsel_____
(Title)

EXHIBITS

Exhibit A   Financial Statements of Company